Exhibit 99.1

AMENDMENT NO. 4 TO MERGER AGREEMENT

This AMENDMENT NO. 4 TO MERGER AGREEMENT (the “Agreement”), dated as of August 10, 2022 (the “Signing Date”), by and among VIYI Algorithm Inc., a Cayman Islands exempted company (“VIYI” or the “Company”), Venus Acquisition Corporation, a Cayman Islands exempted company (“Venus” or the “Purchaser”), Venus Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”) and WiMi Hologram Cloud Inc., a Cayman Islands company and the legal and beneficial owner of a majority of the issued and outstanding voting securities of the Company (“Majority Shareholder”). The Company, Purchaser, Merger Sub and Majority Shareholder are sometimes collectively referred to as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, the Parties have previously entered into that certain Merger Agreement dated as of June 10, 2021 (“Original Agreement”) and Amendment No. 1 to the Original Agreement dated as of January 24, 2022 (the “First Amendment”), Amendment No. 2 to the Original Agreement dated as of August 2, 2022 (the “Second Amendment”), Amendment No. 3 to the Original Agreement dated as of August 3, 2022 (the “Third Amendment”) and together with the Original Agreement, the “Merger Agreement”), whereby, among other things, VIYI will merge with Venus Merger Sub and VIYI will survive the merger as a wholly-owned subsidiary of Venus and continue its business operations (the “Merger”);

WHEREAS, Venus has filed a Proxy Statement on Schedule 14A (“Proxy Statement”) with the Securities and Exchange Commission (“SEC”) for the purpose of obtaining shareholder approval of the Merger and the other matters described therein; and

WHEREAS, the Parties now desire to amend certain terms, conditions and provisions of the Merger Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows.

1. Defined Terms. Terms not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

2. Section 4.8 (a) of the Merger Agreement is hereby amended and restated to read as follows:

Section 4.8 Financial Statements

(a) Section 4.8 of the Company Disclosure Schedule includes the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2019 and 2020, consisting of the audited balance sheets as of such dates (the “Company Balance Sheet”), the audited income statements for the twelve (12) month periods ended on such dates, and the audited cash flow statements for the twelve (12) month periods ended on such dates (collectively, the “Financial Statements”). The audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2021 and the quarterly review of the consolidated financial statement of the Company as of and for the period ended March 31, 2022 have also been provided to the Purchaser Parties.

3. Section 6.5 (a)(ii), (a)(iii), (a)(iv) and (b) of the Merger Agreement are hereby amended and restated to read as follows:

Section 6.5 Proxy Statement and Requisite Approval

(a) Proxy Statement

(ii) Each of the Purchaser Parties and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement, or any other statement, filing, notice or application made by or on behalf of the Purchaser Parties, the Company or their respective Affiliates to any regulatory Authority (including Nasdaq) in connection with the Transactions.

(iii) Any filing of, or amendment or supplement to, the Proxy Statement will be mutually agreed upon by the Purchaser Parties and the Company. The Purchaser Parties will advise the Company, promptly after receiving notice thereof, of the time when the Proxy Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Purchaser Ordinary Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the Company a reasonable opportunity to provide comments and amendments to any such filing. The Purchaser Parties and the Company shall cooperate and mutually agree upon any response to comments of the SEC or its staff with respect to the Proxy Statement and any amendment to the Proxy Statement filed in response thereto.

(iv) If, at any time prior to the Effective Time, any information, event or circumstance relating to any Purchaser Party or their respective officers or directors, should be discovered by a Purchaser Party, which should be set forth in an amendment or a supplement to the Proxy Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, Purchaser shall promptly inform the Company. If, at any time prior to the Effective Time, any information, event or circumstance relating to the Company or its officers or directors, should be discovered by the Company, which should be set forth in an amendment or a supplement to the Proxy, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Company shall promptly inform the Purchaser. Thereafter, the Purchaser Parties and the Company shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy Statement describing or correcting such information, and the Purchaser Parties shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the Purchaser Shareholders.

(b) Purchaser Shareholders’ Approval.

(i) Prior to or as promptly as practicable after the Proxy Statement is declared effective under the Securities Act, Purchaser shall establish a depositary interest record date for, duly call, give notice of, convene and hold an extraordinary general meeting of the Purchaser Shareholders (including any adjournment or postponement thereof, the “Purchaser Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date that the Proxy Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the Purchaser Shareholders’ Approval (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing Purchaser Shareholders with the opportunity to elect to effect a Purchaser Share Redemption and such other matter as may be mutually agreed by Purchaser and the Company. Purchaser will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the Purchaser Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and Purchaser Shareholders’ Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the Organizational Documents of Purchaser. Purchaser (X) shall consult with the Company regarding the depositary interest record date and the date of the Purchaser Shareholders’ Meeting and (Y) shall not adjourn or postpone the Purchaser Shareholders’ Meeting without the prior written consent of Company; provided, however, that Purchaser shall adjourn or postpone the Purchaser Shareholders’ Meeting (1) if, as of the time that the Purchaser Shareholders’ Meeting is originally scheduled, there are insufficient shares of Purchaser represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Purchaser Shareholders’ Meeting, or (2) if, as of the time that the Purchaser Shareholders’ Meeting is originally scheduled, adjournment or postponement of the Purchaser Shareholders’ Meeting is necessary to enable Purchaser to solicit additional proxies required to obtain Purchaser Shareholders’ Approval; provided further, however, that Purchaser shall adjourn or postpone on not more than three occasions and so long as the date of the Purchaser Shareholders’ Meeting is not adjourned or postponed more than an aggregate of 45 consecutive days in connection with such adjournment or postponement.

(ii) The Proxy Statement shall include a statement to the effect that the board of directors of the Purchaser Board has unanimously recommended that the Purchaser Shareholders vote in favor of the Transaction Proposals at the Purchaser Shareholders’ Meeting (such statement, the “Purchaser Board Recommendation”) and neither the Purchaser Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Purchaser Board Recommendation unless in strict observance of their common law or fiduciary duties.

4. Section 7.2 of the Merger Agreement is hereby amended and restated to read as follows:

Section 7.2 PCAOB Financials. By no later than September 15, 2022, the Company will deliver to the Purchaser Parties reviewed financial statements of the Company as of and for the six (6) month periods ended June 30, 2022, all prepared in conformity with GAAP under the standards of the Public Company Accounting Oversight Board (the “PCAOB Financials”). The PCAOB Financials shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The PCAOBs will be complete and accurate and fairly present in all material respects, in conformity with GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company and the Majority Shareholder will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC.

5. Section 13.1 of the Merger Agreement is hereby amended and restated to read as follows:

Section 13.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions: if to the Company (or the Surviving Corporation following the Closing), to:

VIYI Algorithm Inc.

Unit 507, Building C, Taoyuan Street

Long Jing High and New Technology Jingu Pioneer Park

Nanshan District, Shenzhen, 518052

People’s Republic of China

Attn: Lance He/Audrey Yang

Email: lance@wimiar.com; audrey@wimiar.com

with a copy to (which shall not constitute notice):

DLA Piper UK LLP Beijing Representative Office

20th Floor, South Tower, Beijing Kerry Center, 1 Guang Hua Road, Chaoyang District, Beijing 100020

Attn: James Chang/Yang Ge

Email: James.Chang@dlapiper.com; Yang.Ge@dlapiper.com

if to Purchaser and Merger Sub

Venus Acquisition Corporation

477 Madison Avenue, Floor, New York, NY 10022

Attn: Yanming Liu

Email: ceo@venusacq.com

with a copy to (which shall not constitute notice):

Becker & Poliakoff LLP

45 Broadway, 17th Floor, New York, NY 10006

Attn: Bill Huo/Steven L. Glauberman

Email: BHuo@beckerlawyers.com; SGlauberman@beckerlawyers.com

6. Cooperation. The Parties shall cooperate in good faith to expeditiously amend the Proxy Statement as soon as possible to reflect the agreements and amendments to the Merger Agreement described and provided herein and to seek effectiveness from the SEC.

7. Effect of the Amendment.   Each of the Parties represents that it has all necessary power and authority to enter into and perform the obligations of this Agreement and that there are no consents or approvals required to be obtained by such Party for such Party to enter into and perform its obligations under this Amendment that have not been obtained. This Agreement shall be deemed incorporated into, and form a part of, the Merger Agreement and have the same legal validity and effect as the Merger Agreement. Except as expressly and specifically amended hereby, all terms and provisions of the Merger Agreement are and shall remain in full force and effect, and all references to the Merger Agreement in this Amendment and in any ancillary agreements or documents delivered in connection with the Merger Agreement shall hereafter refer to the Merger Agreement as amended by this Agreement, and as it may hereafter be further amended or restated. Each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import shall hereafter be deemed to refer to the Merger Agreement as amended hereby.

8. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

9. Miscellaneous. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

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IN WITNESS WHEREOF, each of the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Purchaser	Venus Acquisition Corporation

By:
	Name:	Yanming Liu
	Title:	CEO

Merger Sub	Venus Merger Sub Corp.

By:
	Name:	Yanming Liu
	Title:	CEO

Company	VIYI Algorithm Inc.

By:
	Name:	Chengwei Yi
	Title:	CEO

Majority Shareholder	WiMi Hologram Cloud Inc.

By:
	Name:	Shuo Shi
	Title:	CEO

Signature Page

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